Exhibit 99.1

ImmunoPrecise to Present at the Benchmark Company’s Discovery One-on-One Virtual Video Investor Conference on Thursday December 2, 2021

VICTORIA, British Columbia--(BUSINESS WIRE)--November 24, 2021--IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (NASDAQ: IPA) (TSX VENTURE: IPA) is presenting at the Benchmark Company’s Discovery One-on-One Virtual Video Investor Conference. The conference is being held on December 2nd, 2021.

About the Benchmark Company & Discovery One on One Virtual Video Investor Conference 2021. The Benchmark Company, LLC, is a diversified financial services firm that offers a full suite of investment banking and institutional brokerage services. We were founded in 1988 and headquartered in New York City with offices in San Francisco, Boston, and Milwaukee. Our focus is fostering the long-term success of our corporate clients through raising capital, providing strategic advisory services, generating insightful and actionable research, and developing institutional sponsorship by leveraging the firm’s sales, trading, and equity research capabilities.

Benchmark’s Discovery One-on-One Virtual Video Investor Conference will be showcasing dynamic publicly traded micro-cap companies in an intimate conference setting.

To register for the conference please contact:

Vince Curatola – Director of Corporate Marketing Services
414-405-3326 or vcuratola@benchmarkcompany.com

About ImmunoPrecise Antibodies Ltd

ImmunoPrecise is an innovation-driven technology platform company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of classes of disease targets. The Company endeavors to transform the conventional multi-vendor antibody discovery model by providing a comprehensive suite of services tailored to optimize antibody genetic diversity and epitope coverage, to discover antibodies against rare and/or challenging epitopes.

For further information, visit www.immunoprecise.com.

Contacts

IPA investor contact:
LifeSci Advisors
John Mullaly
E-mail : jmullaly@lifesciadvisors.com